SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009
OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to
Commission File Number 1-5627
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ITT SALARIED INVESTMENT AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ITT CORPORATION
1133 WESTCHESTER AVENUE, WHITE PLAINS, NY 10604

ITT SALARIED INVESTMENT AND SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009	4 - 16

SUPPLEMENTAL SCHEDULE-

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	17 - 45

Exhibit 23 — Consent of Independent Registered Public Accounting Firm
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

These financial statements have been prepared from the ITT Salaried Investment and Savings Plan’s books and records after making all necessary adjustments thereto, and they represent the final statements for the period ended December 31, 2009.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ITT SALARIED INVESTMENT AND SAVINGS PLAN

BY:	/s/ Michael S. Seay
Michael S. Seay Plan Administrator Director, Global Benefits, ITT Corporation

June 28, 2010
(Date)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the
ITT Salaried Investment and Savings Plan
White Plains, New York
We have audited the accompanying statements of net assets available for benefits of the ITT Salaried Investment and Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and are not a required part of the basic 2009 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.
/s/  Deloitte & Touche LLP
Stamford, CT
June 28, 2010

ITT SALARIED INVESTMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

	December 31,
	2009	2008
Assets:
Investments:
Cash and cash equivalents	$30,736	$21,972
Equities	745,664	670,162
Mutual funds	193,790	142,787
U.S. government securities	18,341	18,243
Corporate bonds	26,690	21,140
Guaranteed investment contracts	697,382	642,142
Common collective trusts	353,765	253,542
Brokerage account	8,383	5,389
Member loans	27,961	26,583

Total investments	2,102,712	1,801,960

Receivables:
Dividends	2,265	2,195
Interest	515	423
Unsettled security sales	293	439

Total receivables	3,073	3,057

Collateral held under securities lending agreement	—	82,313
Non-participant directed investments	12,601	—

Total assets	2,118,386	1,887,330

Liabilities:
Liability to return collateral held under securities lending agreement	—	92,702
Liability to plan sponsor	19,440	—
Accrued financial services expense	817	769
Accrued administrative expense	220	187
Unsettled security purchases	1,294	893

Total liabilities	21,771	94,551

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,096,615	1,792,779

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,727)	44,833

NET ASSETS AVAILABLE FOR BENEFITS	$2,091,888	$1,837,612

The accompanying notes to financial statements are an integral part of the above statements.

ITT SALARIED INVESTMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

Year ended
December 31, 2009
Investment income:
Net appreciation in fair value of investments	$218,753
Dividends	15,170
Interest	26,216

Total investment income	260,139

Contributions:
Participants	84,294
Employer	27,825

Total contributions	112,119

Asset rollovers	5,786

DEDUCTIONS:

Withdrawals and distributions	(117,901)
Investment management and administrative expenses	(5,867)

Total deductions	(123,768)

INCREASE IN NET ASSETS	254,276

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,837,612

End of year	$2,091,888

The accompanying notes to financial statements are an integral part of the above statement.

ITT SALARIED INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008, AND
FOR THE YEAR ENDED DECEMBER 31, 2009
($ IN THOUSANDS)
1. DESCRIPTION OF THE PLAN
The following description of the ITT Salaried Investment and Savings Plan (the “Plan”) is provided for general information purposes only. Eligible employees, referred to herein as Members (“Members”), should refer to the Plan document for more complete information about the Plan.
General—The Plan is a defined contribution plan generally covering all regular salaried U.S. employees of ITT Corporation (the “Company” or the “Plan Sponsor”). Employees are eligible to join the Plan on the first day of the calendar month following completion of one month of service. Part—time /temporary employees are eligible as of the first of the month following the completion of at least 1,000 hours of service in an anniversary year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions—

Employee—A Member may generally elect to contribute 2% to 25% of base salary. A Member may designate their contributions as Before-Tax Contributions, After-Tax Contributions, or any combination of the two. In 2009, a Member who is considered a Highly Compensated Employee (“HCE”) under the Plan may elect Plan contributions up to a maximum of 14% of base salary as either Before-Tax Contributions, After-Tax Contributions, or any combination. Member contributions are subject to the dollar limitation contained in Section 402(g) of the Internal Revenue Code (“IRC”). All salaried employees who first satisfy the eligibility requirements for participation in the Plan on or after January 1, 2006 and who have not elected a contribution rate, shall be deemed to have elected a 2% before-tax employee contribution rate, provided however, that at any time, such employee may elect to contribute at a different rate, including 0%, in accordance with the terms of the Plan.
Employer—An amount equal to 50% of a Member’s first 6% of base salary saved is matched by the Company. In addition, the Company contributes 1/2 of 1% of base salary to the Floor Company Contribution Account, as defined by the Plan, to each eligible Member. All Members have the ability to invest their Company contributions in any of the Plan’s investment options subject to the same limitations as the employee’s contributions.
Any contributions (employee and/or Company) directed by Members into the ITT Stock Fund, including future contributions to the Plan, are deposited into the Employee Stock Ownership account (“ESOP”). All dividends associated with the contributions held in the ESOP in the Plan are immediately 100% vested. In addition, Members can make an election regarding the payment of their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the ITT Stock Fund or paid to them in cash on a quarterly basis.

The Plan limits the amount that may be held in the ITT Stock Fund to 20% of a Member’s total account balance. Members who hold 20% or more of their total account balance in the ITT Stock Fund at the end of any calendar quarter, will not be permitted to designate any future contributions (employee and Company) to the ITT Stock Fund, or transfer balances into that Fund, for the following calendar quarter. Members who hold less than 20% of their total account balance in the ITT Stock Fund may designate up to 20% of their future contributions (employee and Company) to the ITT Stock Fund, and may transfer balances into that Fund, provided that the balance in the ITT Stock Fund does not exceed 20% of the Member’s total account balance after the transfer.
The Plan also limits the amount that may be held in the Schwab Personal Choice Retirement Account (“PCRA”) to 20% of a Member’s total account balance.
Investment Direction— Members may direct employee contributions and Company contributions, in any whole percentage, among any of twenty-four investment options, and the Members can change their future contributions and reallocate accumulated investments in 1% increments on a daily basis among the twenty-four funds, however, limited to a maximum of four fund reallocations or transfers in any calendar month A reallocation or a transfer shall be defined as a single reallocation or a single transfer, or as a series of reallocations and/or transfers taking place on a single business day. The twenty-four funds are as follows:
Stable Value Fund
Long Term Bond Fund
JPMCB SmartRetirement Income Fund
JPMCB SmartRetirement Fund 2010
JPMCB SmartRetirement Fund 2015
JPMCB SmartRetirement Fund 2020
JPMCB SmartRetirement Fund 2025
JPMCB SmartRetirement Fund 2030
JPMCB SmartRetirement Fund 2035
JPMCB SmartRetirement Fund 2040
JPMCB SmartRetirement Fund 2045
JPMCB SmartRetirement Fund 2050
Balanced Fund
Enhanced Equity Index Fund
Large Cap Core Plus Fund
Large Cap Value Fund
Large Cap Growth Fund
Global Equity Fund
International Equity Fund
Small Cap Core Fund
Small Cap Value Fund
Small Cap Growth Fund
ITT Stock Fund
Schwab Personal Choice Retirement Account
Member Accounts—Each Member’s account is credited with the Member’s contributions, Company contributions, plan earnings or losses, and withdrawals, net of administrative expenses and investment management fees. Allocations are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s vested account.
Plan accounts are valued and reconciled between the trustee and record keeper daily. Members can initiate transactions by using the Plan’s web site or by speaking to a Plan representative at the ITT Benefits Center (“Benefits Center”).

A deferred Member is a Member who has terminated employment with the Company and has (i) elected to defer their account in the Plan, or (ii) not made any election prior to termination and, therefore, their account was automatically deferred in the Plan. A deferred Member is also the beneficiary of a deceased Member or deferred Member, or an alternate payee designated as such pursuant to a domestic relations order as qualified by the Plan.
Vesting—Members are immediately vested in their contributions and the Company floor contributions plus earnings thereon. Member’s interests in matching Company contributions vest according to the following schedule, except as noted previously with respect to dividends on ESOP shares which are 100% vested:

Non-forfeitable
Years of Service	Percentage
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%
Forfeitures—At December 31, 2009 and 2008, forfeited nonvested accounts totaled $798 and $729, respectively. During the year ended December 31, 2009, the forfeitures of $798 were used to reduce employer contributions to the Plan.
Member Loans—A Member may request a loan in any specified whole dollar amount which must be at least one thousand dollars but which may not exceed the lesser of 50% of the vested account balance or fifty thousand dollars, reduced by the Member’s highest outstanding loan balance under all plans of the Company, if any, during the prior one-year period. The interest rate charged by the Plan is based on the prime rate plus 1%, as published in the Wall Street Journal on the first business day of the month in which the loan is originated, and remains the same throughout the term of the loan. General purpose loan terms range from one to sixty months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred-eighty months. Members may have up to two loans outstanding at the same time. Loans to Members at December 31, 2009 and 2008 were $27,961 and $26,583, respectively. The loans are secured by the balance in the Member’s account.
A terminated Member may continue to make periodic repayment on their loans after separation by contacting the Benefits Center. However, no new loans can be requested after termination of employment.
In 2009, it was determined that a number of outstanding loans were delinquent during 2008 and not defaulted in a timely manner. The Plan filed a Voluntary Correction Program application with the Internal Revenue Service (“IRS”) and received a Compliance Statement from the IRS in June 2009, through which the IRS accepted our Voluntary Correction Program.
Payment of Benefits—On termination of employment (including death, disability, or retirement), a Member or their surviving spouse beneficiary may elect to receive a lump-sum amount equal to the value of the Member’s vested interest in their account paid in cash or as a rollover to another qualified plan or an Individual Retirement Account (“IRA”), or periodic payments under one of two alternative installment options. In any case, a Member or their surviving spouse beneficiary whose vested account balance is more than five thousand dollars may elect to keep their account balance in the Plan until the year in which the Member reaches/would have reached age 70 1/2. Upon the death of a Member, with a non-spouse beneficiary, the distribution must be made within five years from the Member’s date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member’s death. A non-spouse beneficiary who elects payment in the form of a lump sum, may elect that the payment be made as a rollover to a “special” IRA in accordance with the provisions of Section 402 (c)(11) of the IRC.

Direct Rollover of Certain Distributions — If a Member leaves the Company for any reason, the Member is entitled to receive a distribution of the total vested value of their account. The distribution can be in the form of a rollover as follows:
(1)	Elective Rollover — A Member may elect a rollover distribution paid directly to not more than two eligible retirement plans as specified by the Member.

(2)	Mandatory Rollover —
(A)	If a Member’s account balance is greater than $1,000 but less than $5,001 and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the election period, the account balance will be automatically rolled over to an IRA established in the Member’s name.

(B)	If a Member’s account balance is $1,000 or less and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the election period, the account balance will be automatically paid out to the Member.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain amounts have been reclassified to conform to current year presentation.
Use of Estimates, Risks and Uncertainties— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, the Plan’s valuation methods may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to estimate fair value could result in a different measure of fair value at the measurement date which could materially affect the amounts reported in the financial statements.
Income Recognition— Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Expenses—The Plan pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2009, the plan accrued 0.125% of trust assets. These expenses are limited to services provided by unrelated vendors. The Company pays Plan administrative expenses which are not paid by the Plan. In addition to the administrative expense charge, an investment management fee is charged to each investment fund except for the ITT Stock Fund and the PCRA. In 2009, these investment management fees totaled $3,087 and are reflected as a component of Investment Management and Administrative expense on the Statement of Changes in Net Assets Available For Benefits.

Payment of Benefits—Benefit payments to Members are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $5 and $177 at December 31, 2009 and 2008, respectively.
3. FAIR VALUE MEASUREMENT
The Plan’s investments are measured at fair value except for its benefit-responsive investment contracts which are stated at fair value and then adjusted to contract value (Note 8). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).
In measuring plan assets at fair value, a fair value hierarchy is applied which categorizes and prioritizes the inputs used to estimate fair value into three levels. The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are defined as follows:
•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are unobservable inputs for the assets or liabilities.
The following is a description of the valuation methodologies and inputs used to measure fair value for major categories of investments.
•	Cash equivalents and mutual funds —Fair value is measured at net asset value (“NAV”). Investments in cash equivalents and mutual funds are classified in Level 1 of the fair value hierarchy.

•	Equities — Common and preferred stock is valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. ITT Stock Fund invests primarily in ITT Corporation common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (ITT) and is valued at its NAV. The NAV of the ITT Stock Fund is computed based on the closing price of ITT common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market included in the ITT Stock Fund, divided by the number of units outstanding. The money market portion of the ITT Stock Fund provides liquidity, which enables the Plan Members to transfer money daily among all investment choices. As all equity securities held by the Plan are publicly traded in active markets, the securities are classified within Level 1 of the fair value hierarchy.

•	U.S. government securities and corporate bonds — U.S. government securities are generally valued using matrix pricing or fair value is estimated using quoted prices of securities with similar characteristics. Corporate bonds are generally valued by using pricing models (e.g., discounted cash flows), quoted prices of securities with similar characteristics or broker quotes. Fixed income securities are generally classified in Level 2 of the fair value hierarchy.

•	Guaranteed investment contracts — The Stable Value Fund includes traditional and synthetic guaranteed investment contracts (“GICs”). For a traditional GIC, the issuer of the GIC takes a deposit from the Plan and purchases investments that are held in the issuer’s general accounts. In return, the issuer of the GIC is obligated to repay the principal and specified interest guaranteed to the Plan. The fair value of a traditional GIC is generally estimated by discounting the related cash flows based on current yields of similar instruments with comparable durations. In a synthetic GIC structure, there are two components, an underlying investment and a wrapper contract. The underlying investments remain owned by the Plan and are measured at fair value based on the nature of the individual security. The fair value of wrapper contracts is generally estimated using a discounted replacement cost approach which incorporates the difference between current market rates for the identical wrapper contract (See Note 8) and wrap fees currently being charged by market participants. Traditional GICs are classified in Level 2 of the fair value hierarchy. Investments held underlying a synthetic GIC are classified in the fair value hierarchy based on the nature of the underlying security, which is generally Level 2, and the wrapper contracts are generally classified in Level 3.

•	Common collective trust (“CCTs”) — CCTs are arrangements in which the funds of individual trusts are pooled to avail themselves of professional investment management and achieve greater diversification of investment, stability of income or other investment objectives. CCTs invest in debt and equity securities and report NAV as of the measurement date. Fair value is estimated based on the NAV practical expedient described below. There are no unfunded commitments related to the CCTs and investments in CCTs can be redeemed on a daily basis. CCTs are classified in Level 2 of the fair value hierarchy.

•	Brokerage Account — Securities held in the PCRA Brokerage account are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These securities are classified in Level 1 of the fair value hierarchy.

•	Member loans — Loans to plan Members, all of which are secured by vested account balances of borrowing Members, are measured at fair value, which approximates their outstanding balances. Member loans are classified in Level 3 of the fair value hierarchy.
In certain instances, fair value is estimated using quoted market prices obtained from an external pricing service. In obtaining such data from the pricing service, the Plan has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including NAV. Additionally, in certain circumstances, the Plan may adjust NAV reported by an asset manager when sufficient evidence indicates NAV is not representative of fair value.
In September 2009, the Financial Accounting Standards Board provided investors with a practical expedient for measuring the fair value of investments in certain entities that calculate NAV. The practical expedient enables an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The Plan adopted this guidance for the year ended December 31, 2009; however, application of the practical expedient did not have a material effect on the Plan’s fair value measurements. No adjustments to the NAV reported by an asset manager have been recorded.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009.
Fair Value Measurements at December 31, 2009

	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Cash and cash equivalents	$30,736			$30,736
Equities	754,047			754,047
Mutual funds	193,790			193,790
U.S. government securities		$18,341		18,341
Corporate bonds		26,690		26,690
Guaranteed investment contracts	17,370	678,893	$1,119	697,382
Common collective trusts		353,765		353,765
Member loans			27,961	27,961

Participant directed investments	995,943	1,077,689	29,080	2,102,712

Non-participant directed investments	1,100	11,501		12,601

Total	$997,043	$1,089,190	$29,080	$2,115,313

Fair Value Measurements at December 31, 2008

	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Cash and cash equivalents	$21,972			$21,972
Equities	675,551			675,551
Mutual funds	142,787			142,787
U.S. government securities		$18,243		18,243
Corporate bonds		21,140		21,140
Guaranteed investment contracts	20,407	594,584	$27,151	642,142
Common collective trusts		150,664	102,878	253,542
Member loans			26,583	26,583

Subtotal	860,717	784,631	156,612	1,801,960
Collateral held under securities lending agreement	36,834	42,726	2,753	82,313

Total	$897,551	$827,357	$159,365	$1,884,273

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Guaranteed			Collateral held
	Investment	Common Collective		under securities
	Contracts	Trusts	Member Loans	lending agreement	Total
Beginning balance - January 1, 2008	$46,221	$124,204	$25,389	$—	$195,814
Realized (losses)	(3,304)	(232)			(3,536)
Unrealized (losses)	(2,200)	(30,960)		(765)	(33,925)
Purchases, sales, issuance, and settlements, net	(13,566)	13,396	1,194	(163)	861
Transfers in and/or out of Level 3		(3,530)		3,681	151

Balance - December 31, 2008	27,151	102,878	26,583	2,753	159,365

Unrealized (losses)	(481)				$(481)
Purchases, sales, issuance, and settlements, net			1,378		1,378
Transfers in and/or out of Level 3	(25,551)	(102,878)	—	(2,753)	(131,182)

Ending balance - December 31, 2009	$1,119	$—	$27,961	$—	$29,080

The Plan reports transfers within the fair value hierarchy as of the beginning of the period. The 2009 transfers primarily reflect adoption of the NAV practical expedient described above.

4. INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2009	2008
ITT Corporation Common Stock, 9,208,369 and 10,077,932 shares, respectively, at fair value	$458,024	$463,484

Pyramid Enhanced Intermediate Fixed Income Fund*	$308,210	$274,198

Pyramid Short Managed Maturing Fund*	$117,026	$104,351

American Global New Perspective Fund (Global Equity Fund), 5,497,803 and 5,340,014 shares, respectively, at fair value	$140,964	$100,819

Pyramid Intermediate Managed Maturing Fund*	$115,088	$99,756

*	These investment contracts are part of the Stable Value fund investment option
During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $218,753, as follows:

Equities	$99,624
Mutual funds	45,822
U.S. government securities	(447)
Corporate bonds	4,718
Common collective trusts	67,422
Other	1,614

Net appreciation in fair value of investments	$218,753

5. SECURITIES LENDING
Through July 28, 2009, the Plan participated in a securities lending program through the trustee. Under this program, the Plan’s investment securities were loaned to investment bankers for a fee. On July 28, 2009, the Plan entered into a loan agreement with the Company for the purpose of unwinding the securities lending program and purchasing the collateral securities. The Plan repaid the collateral it held in return for the securities it had lent. As the value of the collateral held was less than the Plan’s obligation to return the collateral, the Plan entered into a loan agreement with the Company to fund the collateral deficiency.
Fee income from the securities lending program was $92 for the year ended December 31, 2009.
At December 31, 2008, $90,662 of the Plan’s securities were loaned through the securities lending program. The value of the collateral received for securities on loan at December 31, 2008 was $92,702. The fair value of invested collateral was $82,313 at December 31, 2008 . The net investment loss from the invested collateral was $10,389 and fee income from the securities lending program was $355 for the year ended December 31, 2008. The investment loss and fee income are recorded in net change in fair value of investments on the Statement of Changes in Net Assets Available for Benefits. As of July 28, 2009, no plan participant had realized a loss as a result of the collateral deficiency.

The assets acquired from the securities lending agreement are classified as “Non-participant directed investments”. Proceeds from the liquidation of these assets will be utilized to repay the liability to the Plan Sponsor.
Plan assets on loan under the securities lending agreement at December 31, 2008 were as follows:

Equities	$29,018
U.S. government securities	49,516
Corporate bonds	12,128

Total	$90,662

6. PLAN TRUSTEE
Fees paid by the Plan for trustee services provided by Wells Fargo Bank, NA amounted to $393 for the year ended December 31, 2009.
7. FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by letter dated February 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is in the process of being amended and restated in preparation for a determination letter filing by January 31, 2011.
8. INVESTMENT CONTRACTS WITH INSURANCE AND OTHER FINANCIAL INSTITUTIONS
The Plan provides a self managed stable value investment option to Members that includes synthetic GICs which simulate the performance of a GIC through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC includes underlying assets which are held in trust owned by the Plan and utilizes benefit-responsive wrapper contracts issued by Bank of America, N.A., Natixis Financial Products, Inc. (2008 only), JP Morgan Chase Bank and Monumental Life Insurance Co. The contracts provide that the Members execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less Member withdrawals.

The following investments are the underlying categories in the guaranteed investment contracts as of December 31, 2009 and 2008:

	2009	2008
Cash and cash equivalents	$17,370	$20,407
U.S. government securities	83,919	78,092
Corporate bonds	40,249	33,051
Investment contracts	5,572	5,136
Common collective trusts	540,324	478,305
Other	9,948	27,151

Total	$697,382	$642,142

The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. The rate cannot be less than 2%. Certain events such as plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than current value. The Company does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2009	2008
Average yields:
Based on year-end average yield of investment (1)	3.29%	6.83%
Based on average yield credited to Members (2)	3.44%	3.68%

(1)	Computed by market value sum of the funds holding times their respective yields, divided by the sum of the holdings as of the stated reporting date.

(2)	Computed by the sum of the book value holdings times the crediting rate for the fund divided by the market value of the fund.
The Statement of Net Assets Available for Benefits presents investment contracts at fair value, as well as providing an additional line item showing an adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.
9. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2009 and 2008, the Plan held 9,208,369 and 10,077,932 shares outstanding, respectively, of common stock of the Company, with a cost basis of $219,964 and $236,646, respectively. During the year ended December 31, 2009, the Plan recorded related dividend income of $7,827 and net appreciation of $33,363.
Certain administrative functions are performed by the officers and employees of the Company (who may also be Members in the Plan) at no cost to the Plan.
At December 31, 2009 and 2008, Wells Fargo Bank, NA maintained short-term investments of $48,888 and $44,336, respectively.
Fees paid by the Plan for the investment management services were $3,087 for the year-ended December 31, 2009.
In July of 2009, the Company entered into a loan agreement with the Plan for the purpose of unwinding the securities lending program and purchasing the collateral securities. The original loan amount was $30.4 million of which $19.4 million was outstanding at December 31, 2009.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.
10. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100% vested in their accounts.
11. SUBSEQUENT EVENTS
Effective January 1, 2010, the Plan was amended to charge a $50 loan origination fee to the participant’s account for each loan that the participant receives. Prior to January 1, 2010, the loan origination fee was charged to the Plan’s administrative expense.
Effective January 1, 2010, the Plan was amended to increase the maximum contribution percentage for HCE from 14% to 18%.
12. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits reflected in the financial statements to the Plan’s Form 5500:

	As of
	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$2,091,888	$1,837,612
Amounts allocated to withdrawing Members	(5)	(177)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	4,727	(44,833)

Net assets available for benefits per the Form 5500	$2,096,610	$1,792,602

As of
December 31, 2009
Increase in net assets per financial statements	$254,276
Adjustment from fair value to contract value for fully benefit responsive investment contracts	49,560
Add: Amounts allocated to withdrawing Members at December 31, 2008	177
Less: Amounts allocated to withdrawing Members at December 31, 2009	(5)

Net income per Form 5500	$304,008

The following is a reconciliation of withdrawals and distributions to Members according to the financial statements to the Form 5500:

Year Ended
December 31, 2009
Withdrawals and distributions per the financial statements	$117,901
Add: Amounts allocated to withdrawing Members at December 31, 2009	5
Less: Amounts allocated to withdrawing Members at December 31, 2008	(177)
Less: Amounts deemed distributed for tax purposes in 2009	(2,147)

Withdrawals and distributions per the Form 5500	$115,582

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Collateral Cash Held at Broker	Cash Equivalent	**	802,251
*	Wells Fargo Short Term Investment Fund	Money Market	**	1,543,720
	Broker Canadian Dollar	Cash — Invested in Canadian Dollar	**	(24)
	JP Morgan Liquidity Fund	Money Market	**	720,607
*	Wells Fargo Short Term Investment Fund	Money Market	**	27,689,884
*	Wells Fargo Advantage Government	Money Market	**	19,654,245
	Broker — Australian Dollar	Cash — Invested in Australian Dollar	**	44,435
	Broker — Canadian Dollar	Cash — Invested in Canadian Dollar	**	(1,831)
	Broker — Euro	Cash — Invested in Euro	**	(54,377)
	Broker — Japanese Yen	Cash — Invested in Japanese Yen	**	30,936
	Broker — Pound Sterling	Cash — Invested in Pound Sterling	**	(7,558)
	United States Dollars	Cash — US Dollars	**	(13,719)
	AMERICAN HONDA FINANCE	Finance Comp. 0.68 February 5, 2010	**	625,570
	ARMT 2005-1 5A2	Collateralized Mortgage Obligation — Floater 0.56 January 25, 2010	**	19,079
	ARMT 2005-4 7A2	Collateralized Mortgage Obligation — Floater 0.46 January 25, 2010	**	25,352
	CSFB 2001-CK1 A3	Comm Pty — Securities 6.38 December 18, 2010	**	271,253
	CVS CAREMARK CORP	Cash Equivalent 0.56 March 1, 2010	**	450,374
	CWL 2003-5 MF1	Asset Backed Security — Home Equity Loans — 5.41 January 25, 2034	**	135,215
	CWL 2004-1 3A	Asset Backed Security — Home Equity Loans — 0.51 January 25, 2010	**	884
	CWL 2004-13 MV1	Asset Backed Security — Home Equity Loans — 0.73 January 25, 2010	**	62,689
	DEUTSCHE BANK NY	Cash Equivalent 0.85 March 18, 2010	**	498,729
	FANNIE MAE	Cash Equivalent 4.75 March 12, 2010	**	1,202,555
	FHR 2931 GA	Collateralized Mortgage Obligation — PAC 5.00 November 15, 2028	**	270,460
	FNR 2006-43 G	Collateralized Mortgage Obligation — Sequential 6.5 September 25, 2033	**	222,273
	FNR 2006-59 DA	Collateralized Mortgage Obligation — Sequential 6.5 December 25, 2033	**	193,634
	FNR 2006-63 AB	Collateralized Mortgage Obligation — Sequential 6.5 October 25, 2033	**	192,723
	FNR 2006-63 AE	Collateralized Mortgage Obligation — Sequential 6.5 October 25, 2033	**	196,227
	FNR 2006-78 BC	Collateralized Mortgage Obligation — Sequential 6.5 January 25, 2034	**	201,913
	GENERAL ELEC CAP CORP	Finance Comp. 0.34 February 16, 2010	**	576,386

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	GOLDMAN SACHS GROUP INC	Cash Equivalent .35 March 29, 2010	**	575,264
	MEDL 2005-2G A	Asset Backed Security — Global Residential Mortgage — .31 February 22, 2010	**	156,942
	OHIO POWER COMPANY	Cash Equivalent — .46 April 5, 2010	**	350,393
	OOMLT 2003-4 A2	Asset Backed Security — Home Equity Loans — .87 January 25, 2010	**	32,583
	OOMLT 2005-4 A3	Asset Backed Security — Home Equity Loans — .49 January 25, 2010	**	77,271
	OOMLT 2007-4 2A1	Asset Backed Security — Home Equity Loans — .32 January 25, 2010	**	72,316
	PUB SVC ELEC & GAS	Cash Equivalent — 1.13 March 12, 2010	**	501,017
	RAMP 2005-EFC6 M1	Asset Backed Security — Home Equity Loans — 0.64 January 25, 2010	**	77,014
	RAMP 2006-EFC1 A2	Asset Backed Security — Home Equity Loans — 0.43 January 25, 2010	**	125,150
	THE MONY GROUP INC	Cash Equivalent — 8.35 March 15, 2010	**	347,400
	TREASURY BILL	Treasury Bill — January 14, 2010	**	84,999
	US DOLLAR	Cash January 4, 2010	**	(4,731,507)
	US TREASURY N/B	Cash Equivalent — 2.62 May 31, 2010	**	6,022,106
	VIRGINIA ELEC & POWER CO	Cash Equivalent — 4.5 December 15, 2010	**	273,067
	WASI 2003-HE3 A	Asset Backed Security — Home Equity Line of Credit 0.48 January 25, 2010	**	22,558
	WFHET 2004-2 AI6	Asset Backed Security — Home Equity Line of Credit 5.0 May 25, 2034	**	286,996
	US Treasury Bill	Short Term US Treasury	**	682,946
	US Treasury Bill	US Government Security, Par — 2,325,000 Maturity 1/21/2010	**	2,324,550
	US Treasury Bond	US Government Security, Par — 3,000,000 Maturity 2/15/2019, Interest 8.8750%	**	4,190,625
	US Treasury Inflation-Index Bond	US Government Security, Par — 6,362,458.200 Maturity 01/15/2015	**	6,616,957
	US Treasury Bond	US Government Security, Par — 3,475,000.00 Maturity 11/15/2021, Interest 8.00%	**	4,731,974
	US Treasury Bond	US Government Security, Par — 1,850,000.00 Maturity 08/15/2022, Interest 7.250%	**	2,396,618
	US Treasury Note	US Government Security, Par — 385,000.000 Maturity 11/30/2012, Interest 3.375%	**	404,370

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	US TREASURY N/B	US Treasury 2.12 November 30, 2014	**	831,419
	US TREASURY N/B	US Treasury 1.38 November 15, 2012	**	12,686,598
	US TREASURY N/B	US Treasury 3.38 November 15, 2019	**	357,482
	US TREASURY N/B	US Treasury 3.0 September 30, 2016	**	6,566,412
	US TREASURY N/B	US Treasury 3.62 August 15, 2019	**	473,441
	US TREASURY N/B	US Treasury 4.25 May 15, 2039	**	235,881
	US TREASURY N/B	US Treasury 1.88 April 30, 2014	**	6,307,390
	US TREASURY N/B	US Treasury 4.0 August 15, 2018	**	694,340
	US TREASURY N/B	US Treasury 4.62 February 15, 2017	**	241,364
	US TREASURY N/B	US Treasury 5.38 February 15, 2031	**	131,643
	US TREASURY N/B	US Treasury 6.25 May 15, 2030	**	138,934
	US TREASURY N/B	US Treasury 6.12 November 15, 2027	**	39,568
	US TREASURY N/B	US Treasury 6.38 August 15, 2027	**	261,483
	US TREASURY N/B	US Treasury 7.25 May 15, 2016	**	773,204
	US TREASURY N/B	US Treasury 8.75 May 15, 2017	**	1,490,859
	FANNIE MAE	Federal National Mortgage Association 2.62 November 20, 2014	**	4,921,163
	FANNIE MAE	Federal National Mortgage Association 4.88 December 15, 2016	**	563,696
	FANNIE MAE	Federal National Mortgage Association 4.62 May 1, 2013	**	948,466
	FANNIE MAE	Federal National Mortgage Association 5.25 August 1, 2012	**	1,116,230
	FANNIE MAE	Federal National Mortgage Association 6.25 February 1, 2011	**	1,765,643
	FARMER MAC GTD TR 07-1	Federal Agricultural Mortgage Corporation 5.12 April 10, 2017	**	1,262,946
	FREDDIE MAC	Federal Home Loan Corporation 2.5 April 23, 2014	**	537,213
	FREDDIE MAC	Federal Home Loan Corporation 3.75 March 27, 2019	**	99,021
	FREDDIE MAC	Federal Home Loan Corporation 5.12 October 18, 2016	**	486,437
	GOLDMAN SACHS GROUP INC	Government Guaranteed 3.25 June 15, 2012	**	603,419
	TENN VALLEY AUTHORITY	Tennessee Valley Authority 5.25 September 15, 2039	**	286,799
	AFRICAN DEVELOPMENT BANK	Supranational 1.75 October 1, 2012	**	638,609
	EURASIAN DEVELOPMENT BAN	Supranational 7.38 September 29, 2014	**	105,760

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	FED REPUBLIC OF BRAZIL	Sovereign 6.0 January 17, 2017	**	470,546
	INTER-AMERICAN DEVEL BK	Supranational 1.75 October 22, 2012	**	1,293,685
	Altria Group Inc.	Corporate Bond, Par — 1,975,000 Maturity 11/10/2018, Interest 9.700%	**	2,441,430
	American Express Credit	Med Term Note Ser C 740,000	**	831,672
	Axis Capital Holdings	Corporate Bond, Par — 3,000,000 Maturity 12/01/2014, Interest 5.750%	**	3,019,770
	Bank of America Corp.	Corporate Bond, Par — 2,120,000.000 Maturity 12/01/2015, Interest 5.250%	**	2,133,250
	E.I. Dupont De Nemours	Interest — 5.250%, Par — 2,120,000.000, Maturity 12/15/2016	**	2,240,709
	EOG Resources, Inc.	Interest — 5.875%, Par — 2,180,000.000, Maturity 09/15/2017	**	2,373,944
	Home Depot	Interest — 5.400%, Par — 2,390,000, Maturity 03/01/2016	**	2,501,995
	John Deere Capital Corp.	Medium Term Note, Par — 2,345,000	**	2,461,964
	Ryder System, Inc.	Medium Term Note, Par — 1,325,000.000	**	1,392,894
	Time Warner	Corporate Bond, Par — 2,340,000 Maturity 11/15/2016, Interest 5.875%	**	2,526,049
	Wal-Mart Stores, Inc.	Corporate Bond, Maturity 02/15/2018, Interest 5.800%, Par — 2,050,000	**	2,274,994
	XTO Energy, Inc.	Corporate Bond, Maturity 12/15/2018, Interest 6.500%, Par — 2,180,000.000	**	2,491,086
	ALLSTATE LF GLB FN TRST	Corporate Bond 5.38 April 30, 2013	**	242,197
	ALTRIA GROUP INC	Corporate Bond 9.7 November 10, 2018	**	512,463
	AMER EXPRESS CREDIT CO	Corporate Bond 5.12 August 25, 2014	**	380,443
	AMERICAN EXPRESS CO	Corporate Bond 6.15 August 28, 2017	**	421,116
	ANADARKO PETROLEUM CORP	Corporate Bond 8.7 March 15, 2019	**	50,781
	ANGLO AMERICAN CAPITAL	Corporate Bond 9.38 April 8, 2019	**	206,692
	ANHEUSER-BUSCH INBEV WOR	Corporate Bond 6.88 November 15, 2019	**	174,401
	ANHEUSER-BUSCH INBEV WOR	Corporate Bond 7.75 January 15, 2019	**	108,588
	ANHEUSER-BUSCH INBEV WOR	Corporate Bond 7.2 January 15, 2014	**	227,635
	ARCELORMITTAL	Corporate Bond 9.85 June 1, 2019	**	318,895
	ARCELORMITTAL	Corporate Bond 6.12 June 1, 2018	**	207,388
	AT&T INC	Corporate Bond 6.7 November 15, 2013	**	414,935
	BAE SYSTEMS HOLDINGS INC	Corporate Bond 6.38 June 1, 2019	**	183,767
	BANK OF AMERICA CORP	Corporate Bond 6.5 August 1, 2016	**	468,752

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	BANK OF AMERICA CORP	Corporate Bond 7.38 May 15, 2014	**	1,161,300
	BANK OF AMERICA CORP	Corporate Bond 5.65 May 1, 2018	**	266,507
	BARCLAYS BANK PLC	Corporate Bond 5.0 September 22, 2016	**	134,623
	BERKLEY (WR) CORPORATION	Corporate Bond 7.38 September 15, 2019	**	384,697
	BERKSHIRE HATHAWAY FIN	Corporate Bond 4.5 January 15, 2013	**	602,476
	BRITISH TELECOM PLC	Corporate Bond 5.95 January 15, 2018	**	647,149
	CANADIAN PACIFIC RR CO	Corporate Bond 7.25 May 15, 2019	**	211,975
	CAPITAL ONE BANK USA NA	Corporate Bond 8.8 July 15, 2019	**	306,783
	CAPITAL ONE FINANCIAL CO	Corporate Bond 6.75 September 15, 2017	**	71,236
	CATERPILLAR FIN SERV CRP	Corporate Bond 5.45 April 15, 2018	**	73,716
	CBS CORP	Corporate Bond 8.88 May 15, 2019	**	223,418
	CENOVUS ENERGY INC	Corporate Bond 4.5 September 15, 2014	**	606,171
	CISCO SYSTEMS INC	Corporate Bond 4.45 January 15, 2020	**	345,248
	CITIGROUP INC	Corporate Bond 5.5 October 15, 2014	**	539,359
	CITIGROUP INC	Corporate Bond 5.5 April 11, 2013	**	409,105
	CITIGROUP INC	Corporate Bond 6.12 November 21, 2017	**	167,439
	CITIGROUP INC	Corporate Bond 6.0 August 15, 2017	**	337,354
	COMCAST CORP	Corporate Bond 6.3 November 15, 2017	**	385,793
	CREDIT SUISSE NEW YORK	Corporate Bond 5.5 May 1, 2014	**	399,444
	CREDIT SUISSE NEW YORK	Corporate Bond 5.0 May 15, 2013	**	332,575
	CREDIT SUISSE USA INC	Corporate Bond 5.5 August 16, 2011	**	129,965
	DCP MIDSTREAM LLC	Corporate Bond 9.75 March 15, 2019	**	201,466
	DIAGEO CAPITAL PLC	Corporate Bond 5.2 January 30, 2013	**	251,211
	DTE ENERGY COMPANY	Corporate Bond 7.62 May 15, 2014	**	202,698
	DUKE ENERGY CORP	Corporate Bond 5.05 September 15, 2019	**	228,132
	EQT CORP	Corporate Bond 8.12 June 1, 2019	**	209,186
	GENERAL ELECTRIC CO	Corporate Bond 5.25 December 6, 2017	**	430,715
	GOLDMAN SACHS GROUP INC	Corporate Bond 6.0 May 1, 2014	**	154,528
	GOLDMAN SACHS GROUP INC	Corporate Bond 7.5 February 15, 2019	**	250,769
	GOLDMAN SACHS GROUP INC	Corporate Bond 5.95 January 18, 2018	**	514,384

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	HSBC FINANCE CORP	Corporate Bond 5.0 June 30, 2015	**	149,786
	HUTCHISON WHAM INT 09/16	Corporate Bond 4.62 September 11, 2015	**	204,624
	IBM CORP	Corporate Bond 7.62 October 15, 2018	**	315,497
	JOHN DEERE CAPITAL CORP	Corporate Bond 4.5 April 3, 2013	**	339,481
	KINDER MORGAN ENER PART	Corporate Bond 5.85 September 15, 2012	**	388,157
	KRAFT FOODS INC	Corporate Bond 6.0 February 11, 2013	**	394,467
	KROGER CO/THE	Corporate Bond 6.15 January 15, 2020	**	192,256
	MACQUARIE GROUP LTD	Corporate Bond 7.3 August 1, 2014	**	649,273
	MERRILL LYNCH & CO	Corporate Bond 6.05 August 15, 2012	**	169,584
	MET LIFE GLOB FUNDING I	Corporate Bond 5.12 April 10, 2013	**	331,986
	MIDAMERICAN ENERGY CO	Corporate Bond 5.95 July 15, 2017	**	132,367
	MORGAN STANLEY	Corporate Bond 5.62 September 23, 2019	**	465,293
	MORGAN STANLEY	Corporate Bond 6.0 May 13, 2014	**	574,097
	MORGAN STANLEY	Corporate Bond 5.45 January 9, 2017	**	82,940
	MORGAN STANLEY	Corporate Bond 5.62 January 9, 2012	**	108,220
	MORGAN STANLEY	Corporate Bond 5.3 March 1, 2013	**	321,499
	NATIONAL RURAL UTIL COOP	Corporate Bond 10.38 November 1, 2018	**	308,745
	NEVADA POWER CO	Coroprate Bond 7.12 March 15, 2019	**	193,362
	NEW CINGULAR WIRELESS SV	Corporate Bond 8.12 May 1, 2012	**	343,042
	NEW CINGULAR WIRELESS SV	Corporate Bond 7.88 March 1, 2011	**	137,581
	NEWS AMERICA INC	Corporate Bond 6.9 March 1, 2019	**	413,915
	NORTHERN TRUST COMPANY	Corporate Bond 6.5 August 15, 2018	**	347,259
	ONEOK PARTNERS LP	Corporate Bond 5.9 April 1, 2012	**	177,342
	ORACLE CORP	Corporate Bond 5.0 July 8, 2019	**	422,129
	PACIFICORP	Corporate Bond 5.65 July 15, 2018	**	87,993
	PFIZER INC	Corporate Bond 6.2 March 15, 2019	**	485,847
	PHILIP MORRIS INTL INC	Corporate Bond 4.88 May 16, 2013	**	504,331
	PLAINS ALL AMER PIPELINE	Corporate Bond 6.5 May 1, 2018	**	140,429
	PRICOA GLOBAL FUNDING 1	Corporate Bond 5.4 October 18, 2012	**	511,447
	PRINCIPAL FINANCIAL GROUP	Corporate Bond 8.88 May 15, 2019	**	244,620

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	PRUDENTIAL FINANCIAL INC	Corporate Bond 7.38 June 15, 2019	**	253,000
	ROCHE HLDGS INC	Corporate Bond 6.0 March 1, 2019	**	190,205
	ROYAL BK OF SCOTLAND PLC	Corporate Bond 4.88 August 28, 2014	**	304,071
	ROYAL BK SCOTLND GRP PLC	Corporate Bond 6.4 October 21, 2019	**	211,939
	STANDARD CHARTERED PLC	Corporate Bond 5.5 November 18, 2014	**	558,925
	SUNCOR ENERGY INC	Corporate Bond 6.1 June 1, 2018	**	237,185
	SVENSKA HANDELSBANKEN AB	Corporate Bond 4.88 June 10, 2014	**	604,148
	TELECOM ITALIA CAPITAL	Corporate Bond 5.25 November 15, 2013	**	1,185,519
	TELEFONICA EMISIONES SAU	Corporate Bond 5.86 February 4, 2013	**	530,099
	TIME WARNER CABLE INC	Corporate Bond 7.5 April 1, 2014	**	720,121
	TRANSOCEAN INC	Corporate Bond 5.25 March 15, 2013	**	222,855
	TYCO/TYCO INTL FIN SA	Corporate Bond 7.0 December 15, 2019	**	198,255
	UBS AG STAMFORD CT	Corporate Bond 5.75 April 25, 2018	**	200,568
	UBS AG STAMFORD CT	Corporate Bond 5.88 December 20, 2017	**	519,891
	VERIZON COMMUNICATIONS	Corporate Bond 6.35 April 1, 2019	**	201,439
	VERIZON COMMUNICATIONS	Corporate Bond 5.25 April 15, 2013	**	441,067
	VERIZON COMMUNICATIONS	Corporate Bond 4.35 February 15, 2013	**	148,744
	VERIZON COMMUNICATIONS	Corporate Bond 5.35 February 15, 2011	**	201,961
	VIACOM INC	Corporate Bond 6.25 April 30, 2016	**	187,051
	VIRGINIA ELEC & POWER CO	Corporate Bond 5.1 November 30, 2012	**	309,010
	WACHOVIA CORP	Corporate Bond 5.25 August 1, 2014	**	422,854
	WAL-MART STORES INC	Corporate Bond 5.8 February 15, 2018	**	101,850
*	WELLS FARGO & COMPANY	Corporate Bond 3.75 October 1, 2014	**	513,279
	WESTPAC BANKING CORP	Corporate Bond 4.88 November 19, 2019	**	183,648
	WESTPAC BANKING CORP	Corporate Bond 4.2 Feburary 27, 2015	**	273,199
	WPP FINANCE (UK)	Corporate Bond 8.0 September 15, 2014	**	383,069
	XEROX CORPORATION	Corporate Bond 4.25 February 15, 2015	**	343,695
	XSTRATA FINANCE CANADA	Corporate Bond 5.8 November 15, 2016	**	149,693
	XTO ENERGY INC	Corporate Bond 4.62 June 15, 2013	**	591,204
	DISCOVER BANK	Corporate High Yield 8.7 November 18, 2019	**	270,557

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	LEHMAN BROS CAP TR VII	Corporate High Yield 5.86 May 31, 2012	**	33
	RASC 2002-KS4 AIIB	Asset Backed Security — Home Equity Loans 0.73 January 25, 2010	**	3,753
	RASC 2004-KS12 M1	Asset Backed Security — Home Equity Loans 0.76 January 25, 2010	**	106,855
	ARMT 2005-5 6A21	Collateralized Mortgage Obligation — Floater .46 January 25, 2010	**	74,346
	BOAMS 2004-5 3A2	Whole Loan 15 year 4.75 June 25, 2019	**	290,260
	CSFB 2004-AR8 2A1	Non Agency 5Y Hybrid ARM 3.65 September 25, 2034	**	163,784
	FG A29420	Federal Home Loan Mortgage Corporation 30 Year 6.0 April 1, 2034	**	168,385
	FG G02186	Federal Home Loan Mortgage Corporation Gold 30 Year 5.0 June 1, 2035	**	1,076,221
	FG G03150	Federal Home Loan Mortgage Corporation Gold 30 Year 5.5 February 1, 2037	**	1,571,598
	FG G03269	Federal Home Loan Mortgage Corporation Gold 30 Year 5.5 November 1, 2036	**	530,898
	FG G04222	Federal Home Loan Mortgage Corporation Gold 30 Year 5.5 January 1, 2037	**	974,224
	FG J10982	Federal Home Loan Mortgage Corporation 15 Year 4.5 September 1, 2024	**	764,546
	FGLMC 4.5 1/10	Federal Home Loan Mortgage Corporation Gold 30 Year 4.5 September 1, 2038	**	997,500
	FGLMC 5 1/10	Federal Home Loan Mortgage Corporation Gold 30 Year 5.0 February 1, 2039	**	1,537,968
	FGLMC 6 1/10	Federal Home Loan Mortgage Corporation Gold 30 Year 6.0 July 1, 2039	**	1,113,328
	FGLMC 6.5 1/10	Federal Home Loan Mortgage Corporation Gold 30 Year 6.5 July 1, 2039	**	321,094
	FH 1B3170	Federal National Mortgage Association 7Y Hybrid ARM 5.6 December 1, 2011	**	699,875
	FH 1G1999	Federal Home Loan Mortgage Corporation 7Y Hybrid ARM 5.41 July 1, 2014	**	35,641
	FH 1G2061	Federal Home Loan Mortgage Corporation 7Y Hybrid ARM 5.46 July 1, 2014	**	59,353
	FH 1J0453	Federal Home Loan Mortgage Corporation 7Y Hybrid ARM 5.54 June 1, 2014	**	30,057
	FH 1J1749	Federal Home Loan Mortgage Corporation 7Y Hybrid ARM 5.52 June 1, 2014	**	346,736
	FH 782758	Federal National Mortgage Association 7Y Hybrid ARM 5.75 November 1, 2013	**	421,844
	FHR 2475 F	Collateralized Mortgage Obligation — Floater 1.23 January 15, 2010	**	385,776
	FHR 2766 SW	Collateralized Mortgage Obligation — INV IO 6.97 January 15, 2010	**	15,378
	FHR 3036 NS	Collateralized Mortgage Obligation — INV IO 6.97 January 15, 2010	**	30,112

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	FHR 3349 MY	Collateralized Mortgage Obligation — Sequential 5.5 July 15, 2037	**	1,238,581
	FHS 237 S22	Collateralized Mortgage Obligation — INV IO 6.92 January 15, 2010	**	188,624
	FHS 237 S23	Collateralized Mortgage Obligation — INV IO 6.87 January 15, 2010	**	75,373
	FHS 240 S22	Collateralized Mortgage Obligation — INV IO 6.92 January 15, 2010	**	249,072
	FN 254766	Federal National Mortgage Association 30 Year 5.0 June 1, 2032	**	243,657
	FN 709705	Federal National Mortgage Association 30 Year 5.0 April 1, 2032	**	209,905
	FN 713985	Federal National Mortgage Association 30 Year 5.0 November 1, 2032	**	350,352
	FN 745327	Federal National Mortgage Association 30 Year 5.0 February 1, 2035	**	1,059,825
	FN 831679	Federal National Mortgage Association 30 Year 6.5 February 1, 2036	**	211,910
	FN 888890	Federal National Mortgage Association 30 Year 6.5 March 1, 2036	**	193,267
	FN 889072	Federal National Mortgage Association 30 Year 6.5 December 1, 2036	**	1,958,702
	FN 889307	Federal National Mortgage Association 30 Year 5.0 October 1, 2032	**	729,517
	FN 908854	Federal National Mortgage Association 30 Year 6.5 August 1, 2036	**	228,606
	FN 930796	Federal National Mortgage Association 30 Year 5.0 April 1, 2033	**	510,361
	FN 931636	Federal National Mortgage Association 30 Year 4.5 March 1, 2039	**	840,658
	FN 960569	Federal National Mortgage Association 30 Year 5.5 September 1, 2037	**	1,684,660
	FN 962871	Federal Naitonal Mortgage Association 15 Year 4.5 January 1, 2023	**	141,447
	FN 981359	Federal National Mortgage Association 15 Year 4.5 December 1, 2022	**	63,504
	FN AC6082	Federal National Mortgage Association 15 Year 4.5 July 1, 2024	**	510,105
	FNCI 4 1/10	Federal National Mortgage Association 15 Year 4.0 August 1. 2023	**	714,105
	FNCI 5 1/10	Federal National Mortgage Association 15 Year 5.0 January 1, 2024	**	418,000
	FNCI 5.5 1/10	Federal National Mortgage Association 15 Year 5.5 May 1, 2024	**	1,231,988
	FNCI 6 1/10	Federal National Mortgage Association 15 Year 6.0 June 1, 2024	**	341,350
	FNCL 4.5 1/10	Federal National Mortgage Association 30 Year 4.5 September 1, 2038	**	2,974,412
	FNCL 6 1/10	Federal National Mortgage Association 30 Year 6.0 July 1, 2039	**	1,276,170
	FNCL 6.5 1/10	Federal National Mortgage Association 30 Year 6.5 July 1, 2039	**	641,492
	FNR 2002-81 SJ	Collateralized Mortgage Obligation — INV IO 7.27 January 25, 2010	**	29,996
	FNW 2003-W6 1A41	Collateralized Mortgage Obligation — Sequential 5.4 October 25, 2042	**	292,266
	GN 713334	Government National Mortgage Association 30 Year 4.5 April 1, 2039	**	287,168
	GNSF 4.5 1/10	Government National Mortgage Association 30 Year 4.5 February 1, 2038	**	1,570,981

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	GNSF 5 1/10	Government National Mortgage Association 30 Year 4.0 February 1, 2039	**	740,362
	GNSF 5.5 1/10	Government National Mortgage Association 30 Year 5.5 June 1, 2039	**	1,372,225
	GNSF 6 1/10	Government National Mortgage Association 30 Year 6.0 July 1, 2039	**	950,906
	WAMU 2005-AR1 A2A1	Collateralized Mortgage Obligation — Floater .57 January 25, 2010	**	64,528
	WAMU 2005-AR15 A1A1	Collateralized Mortgage Obligation — Floater .49 January 25, 2010	**	139,418
	WAMU 2005-AR2 2A21	Collateralized Mortgage Obligation — Floater .45 January 25, 2010	**	41,851
	WFMBS 2003-2 A6	Collateralized Mortgage Obligation — PAC 5.25 February 25, 2018	**	53,367
	BANK OF SCOTLAND PLC	Covered Bond 5.25 February 21, 2017	**	459,827
	BSCMS 2004-PWR6 A4	Commercial Mortgage Backed Security 4.52 December 11, 2011	**	298,372
	GECMC 2002-1A A3	Commercial Mortgage Backed Security 6.27 April 10, 2012	**	793,050
	LBUBS 2006-C4 A4	Commercial Mortgage Backed Security 5.88 May 15, 2016	**	251,552
	MSDWC 2002-TOP7 A2	Commercial Mortgage Backed Security 5.98 May 15, 2012	**	1,401,570
	MSDWC 2003-HQ2 A2	Commercial Mortgage Backed Security 4.92 February 12, 2013	**	305,812
	Bank of America Corp. 10% Preferred	Preferred Stock	**	484,900
	3M Company	Common Stock	**	791,979
	Abbott Laboratories	Common Stock	**	1,923,664
	Accenture LTD	Common Stock	**	323,700
	Ace Limited	Common Stock	**	579,600
	Adobe Sys. Inc.	Common Stock	**	937,890
	Adtran Inc	Common Stock	**	228,883
	Advanced Micro Devices, Inc.	Common Stock	**	858,616
	Advantest Corporation JPY50	Common Stock	**	170,503
	AES Corporation	Common Stock	**	45,254
	Aetna Inc.-New	Common Stock	**	1,400,189
	AFLAC	Common Stock	**	346,875
	Agilent Technologies Inc	Common Stock	**	127,387
	Agrium, Inc.	Common Stock	**	131,046
	AK Steel Holding Corp. COM	Common Stock	**	501,725
	Akami Technologies	Common Stock	**	1,210,774
	Akzo Nobel Eur 2.0	Common Stock	**	126,487

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Alcon Inc	Common Stock	**	854,620
	Align Technology Inc	Common Stock	**	411,642
	Allegheny Energy	Common Stock	**	100,964
	Allergan Inc	Common Stock	**	302,448
	Allscripts-Misys Healthcare Solutions, Inc.	Common Stock	**	56,644
	Allstate Corp.	Common Stock	**	129,172
	Altria Group Inc	Common Stock	**	1,073,761
	Amazon.com Inc	Common Stock	**	1,780,910
	Amdocs Limited	Common Stock	**	122,679
	American Electric Power Inc	Common Stock	**	351,379
	American Express Company	Common Stock	**	976,532
	American Medical Systems Holdings Inc	Common Stock	**	268,131
	American Tower Systems Corporation Class A	Common Stock	**	311,112
	Ameriprise Financial Inc	Common Stock	**	714,288
	Ameristar Casinos Inc	Common Stock	**	237,969
	Amgen Inc	Common Stock	**	2,400,831
	Amphenol Corp Class A	Common Stock	**	594,521
	Amylin Pharmaceuticals Inc	Common Stock	**	280,607
	Anglo American PLC USD 0.54	Common Stock	**	118,203
	Anheuser Busch Inbev SA, Bruxell NPV	Common Stock	**	348,812
	Anheuser Busch Inbev SA, Strip VVPR	Common Stock	**	9
	AOL, Inc.	Common Stock	**	142,637
	Aon Corporation	Common Stock	**	245,376
	Apache Corp.	Common Stock	**	1,836,426
	Apollo Group Inc	Common Stock	**	424,060
	Apple Inc	Common Stock	**	3,519,674
	Applied Material Inc	Common Stock	**	284,376
	Archer Daniels Midland Co.	Common Stock	**	1,214,828
	Assurant Inc	Common Stock	**	106,128
	AT&T	Common Stock	**	5,476,221

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Autodesk Inc.	Common Stock	**	485,331
	Automatic Data Processing Inc	Common Stock	**	243,646
	Autozone, Inc.	Common Stock	**	221,298
	Avalon Bay Communities, Inc.	Common Stock	**	156,009
	Avon Products, Inc.	Common Stock	**	45,045
	AXA Europe 2.29	Common Stock	**	236,499
	Axis Capital Holdings Ltd.	Common Stock	**	1,127,877
	BB & T Corp.	Common Stock	**	621,565
	Baker Hughes Inc	Common Stock	**	242,880
	Banco Santander SA Europe 0.5	Common Stock	**	289,765
	Bank of New York Mellon Corp	Common Stock	**	307,670
	Bank of America Corp	Common Stock	**	3,919,772
	Barclays	Common Stock	**	101,767
	Bard C R Inc	Common Stock	**	155,800
	Barrick Gold Corp	Common Stock	**	124,047
	BASF SE NPV	Common Stock	**	238,471
	Baxter International Inc	Common Stock	**	421,322
	Becton Dickinson & Co	Common Stock	**	65,454
	Bed Bath & Beyond Inc	Common Stock	**	811,230
	Best Buy Inc.	Common Stock	**	552,440
	BG Group GBP	Common Stock	**	114,148
	Biogen Idec Inc.	Common Stock	**	144,450
	BJ Services Company	Common Stock	**	122,760
	H&R Block, Inc	Common Stock	**	1,149,096
	BNP Paribas Eur 2.0	Common Stock	**	334,442
	Boeing Co	Common Stock	**	420,590
	Boston Properties Inc	Common Stock	**	173,711
	Boston Scientific Corp.	Common Stock	**	121,500
	Bristol Myers Squibb Co	Common Stock	**	525,200
	Broadcom Corporation	Common Stock	**	908,905

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Bunge Limited	Common Stock	**	1,365,962
	CH Robinson Worldwide Inc	Common Stock	**	93,968
	C&C Group PLC Eur	Common Stock	**	100,306
	CA, Inc.	Common Stock	**	410,835
	Cablevision NY Group	Common Stock	**	198,814
	Cabot Microelectronics Corp	Common Stock	**	222,249
	Cabot Oil & Gas Corp.	Common Stock	**	1,006,929
	Cadbury PLC Sponsored	Common Stock	**	1,095,635
	Campbell Soup Co.	Common Stock	**	267,020
	Capital One Financial Corp	Common Stock	**	612,059
	Cardinal Health Inc	Common Stock	**	63,512
	Career Education Corporation	Common Stock	**	1,056,526
	Carefusion Corp.	Common Stock	**	127,175
	Carnival PLC	Common Stock	**	179,281
	Caterpillar Inc	Common Stock	**	718,074
	CBS Corp New	Common Stock	**	719,360
	CDN Natural Resources	Common Stock	**	159,489
	Celanese Corp	Common Stock	**	728,670
	Celgene Corp	Common Stock	**	399,226
	Centerpoint Energy Inc	Common Stock	**	298,906
	Cephalon Inc	Common Stock	**	49,928
	Charles River Laboratories	Common Stock	**	181,084
	Chesapeake Energy Corp.	Common Stock	**	442,548
	Cheung Kong Holdings	Common Stock	**	206,963
	Chevron Corp	Common Stock	**	2,423,645
	Christopher & Banks Corp	Common Stock	**	115,634
	Chubb Corp	Common Stock	**	236,064
	Ciena Corp	Common Stock	**	131,706
	Cigna Corp	Common Stock	**	134,026
	Cimarex Energy Co.	Common Stock	**	831,629

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Cintas Corp.	Common Stock	**	78,150
	Cisco Systems Inc.	Common Stock	**	3,333,669
	Citigroup Inc	Common Stock	**	426,659
	Cliffs Natural Resources, Inc.	Common Stock	**	32,263
	Clorox Co	Common Stock	**	298,900
	CME Group, Inc	Common Stock	**	201,570
	Coach Inc	Common Stock	**	237,810
	Coca Cola Co.	Common Stock	**	1,303,020
	Cognizant Tech Solutions CRP	Common Stock	**	289,920
	Coldwater Creek Inc	Common Stock	**	207,613
	Colgate Palmolive Co	Common Stock	**	160,193
	Computer Sciences Corp	Common Stock	**	126,566
	Conagra Foods Inc.	Common Stock	**	1,539,740
	ConocoPhillips	Common Stock	**	3,442,628
	Consol Energy Inc	Common Stock	**	214,140
	Constellation Brands, Inc.	Common Stock	**	549,585
	Constellation Energy Group, Inc.	Common Stock	**	232,122
	Cooper Industries PLC New Ireland	Common Stock	**	166,296
	Corinthian Colleges Inc	Common Stock	**	316,366
	Corning Inc.	Common Stock	**	1,550,593
	Corporate Executive Board Co.	Common Stock	**	237,328
	Costar Group, Inc.	Common Stock	**	184,832
	Costco Wholesale Corp	Common Stock	**	23,668
	Covidien PLC	Common Stock	**	256,929
	Credit Suisse Group AG	Common Stock	**	138,680
	Cree, Inc	Common Stock	**	224,071
	Crown Castle Intl Corp	Common Stock	**	203,008
	CSX	Common Stock	**	155,168
	CVS/Caremark Corporation	Common Stock	**	602,005
	D R Horton Inc.	Common Stock	**	335,883

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Daimler AG	Common Stock	**	245,711
	Danaher Corp.	Common Stock	**	681,312
	Danisco A/S DKK	Common Stock	**	87,423
	Davita Inc.	Common Stock	**	117,480
	DBS Group Holdings	Common Stock	**	241,319
	Dealtertrack Holdings Inc.	Common Stock	**	188,370
	Dean Foods Company	Common Stock	**	324,720
	Deere & Co	Common Stock	**	340,767
	Dell Inc	Common Stock	**	2,641,809
	Delta Air Lines Inc	Common Stock	**	976,404
	Denso Corpnpv	Common Stock	**	292,647
	Dentsply Intl Inc. Com	Common Stock	**	98,476
	Deutsche Bank AG	Registered Shares	**	169,869
	Deutsche Bank AG	Registered Shares	**	1,198,379
	Devon Energy Corporation	Common Stock	**	2,444,610
	DeVry Inc	Common Stock	**	182,954
	Diamond Offshore Drilling Inc.	Common Stock	**	68,894
	Diebold Inc.	Common Stock	**	160,743
	Discovery Communications Inc.	Common Stock	**	42,938
	Discovery Communications Inc.	Common Stock	**	108,732
	Dolby Laboratories Inc	Common Stock	**	178,988
	Dover Corp	Common Stock	**	1,514,604
	Dow Chemical	Common Stock	**	410,029
	Dr. Pepper Snapple Group Inc.	Common Stock	**	277,340
	Du Pont EI De Nemours & Co	Common Stock	**	1,989,897
	Duke Energy Holding Corp.	Common Stock	**	74,003
	EMC Corporation Mass	Common Stock	**	367,568
	Ebay, Inc.	Common Stock	**	548,482
	Edison International	Common Stock	**	111,296
	Eldorado Gold Corp.	Common Stock	**	77,935

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Electronic Arts Inc	Common Stock	**	68,515
	Eli Lilly & Co	Common Stock	**	364,242
	Emerson Electric Co	Common Stock	**	213,000
	Ensco International	Common Stock	**	283,574
	Entergy Corp New	Common Stock	**	327,360
	EOG Resources, Inc	Common Stock	**	393,092
	Equinix, Inc.	Common Stock	**	121,436
	Estee Lauder Companies, Inc.	Common Stock	**	490,370
	Exelon Corporation	Common Stock	**	351,864
	Expedia Inc.	Common Stock	**	249,387
	Expeditors International of Washington Inc	Common Stock	**	69,460
	Experian PLC	Common Stock	**	211,538
	Express Scripts Inc	Common Stock	**	328,510
	Exxon Mobil Corp	Common Stock	**	4,345,066
	F5 Networks Inc.	Common Stock	**	156,291
	Fairchild Semiconductor International	Common Stock	**	159,590
	Fastenal Co.	Common Stock	**	66,624
	Fedex Corporation	Common Stock	**	509,045
	Ferro Corp.	Common Stock	**	644,368
	Fidelity National Information Services, Inc.	Common Stock	**	56,256
	Fifth Third Bancorp	Common stock	**	156,000
	First Horizon National Corp	Common Stock	**	61,121
	First Solar Inc	Common Stock	**	27,080
	Firstenergy Corp	Common Stock	**	195,090
	Firstservice Corp	Common Stock	**	119,500
	Firstservice Corp	Common Stock	**	311
	Fiserv Inc	Common Stock	**	92,112
	Flextronics International Ltd	Common Stock	**	675,444
	Fluor Corp New	Common Stock	**	135,120
	FMC Technologies Inc	Common Stock	**	289,200

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Ford Motor Company	Common Stock	**	1,637,640
	Formfactor Inc.	Common Stock	**	169,184
	Foster Wheeler AG	Common Stock	**	76,544
	Fosters Group Limited	Common Stock	**	105,335
	Foxconn International Holding	Common Stock	**	148,898
	FPL Group inc.	Common Stock	**	121,486
	France Telecom	Common Stock	**	135,041
	Fred Olsen Energy ASA	Common Stock	**	76,552
	Freeport-McMoran Copper & Gold Inc	Common Stock	**	1,011,654
	Gamestop Corp. NEW	Common Stock	**	1,070,672
	Gap, Inc.	Common Stock	**	601,265
	Garmin Ltd.	Common Stock	**	368,400
	General Dynamics Corp	Common Stock	**	211,327
	General Electric Co	Common Stock	**	2,515,968
	Gentex Corp	Common Stock	**	940,695
	Genuine Parts Co.`	Common Stock	**	37,960
	Genworth Financial Inc Class A	Common Stock	**	65,830
	Gilead Science Inc	Common Stock	**	493,824
	Gold Fields Limited	American Depository Receipt	**	149,454
	Goldcorp Inc. New	Common Stock	**	1,168,398
	Goldman Sachs Group Inc	Common Stock	**	4,701,855
	Goodrich Corporation	Common Stock	**	179,900
	Google Inc	Common Stock	**	2,845,708
	Grupo Televisa, S.A.	Americna Depository Receipt	**	147,396
	Halford Group	Common Stock	**	84,470
	Halliburton Co.	Common Stock	**	102,306
	Hansen National Corp.	Common Stock	**	350,054
	Harley Davidson Inc.	Common Stock	**	168,840
	Hartford Financial Services Group	Common Stock	**	67,454

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Hasbro, Inc.	Common Stock	**	150,682
	Heidrick & Struggles International Inc	Common Stock	**	146,828
	Hess Corp.	Common Stock	**	211,750
	Hewlett Packard Co	Common Stock	**	1,731,097
	Hexcel Corp New Com	Common Stock	**	202,164
	Hill (William)	Common Stock	**	79,468
	Home Depot	Common Stock	**	1,815,068
	Home Retail Group NPV	Common Stock	**	103,101
	Honeywell International Inc.	Common Stock	**	278,712
	Hospira Inc.	Common Stock	**	66,300
	HSBC Holdings	Common Stock	**	383,502
	HUB Group, Inc.	Common Stock	**	865,133
	Humana Inc	Common Stock	**	122,892
	Huntsman Corp.	Common Stock	**	361,280
	IAC InterActiveCorp	Common Stock	**	1,112,576
	ICICI Bank Ltd. — ADR	Common Stock	**	101,817
	Illinois Tool Works Inc	Common Stock	**	87,822
	Ingersoll-Rand PLC	Common Stock	**	1,426,026
	Intel Corp	Common Stock	**	2,386,596
	Intercontinental Exchange Inc	Common Stock	**	123,530
	Internap Network Services	Common Stock	**	38,893
	International Business Machines Corp	Common Stock	**	1,793,330
	International Game Technology	Common Stock	**	411,814
	International Paper Co	Common Stock	**	214,240
	Intuit	Common Stock	**	251,822
	Intuitive Surgical Inc	Common Stock	**	867,799
	Invesco Limited	Common Stock	**	176,175
*	ITT Corporation	Common Stock	**	458,024,274
	ITT Educational Services Inc	Common Stock	**	266,289
	Janus Capital Group, Inc.	Common Stock	**	121,050

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Japan Tobacco, Inc.	Common Stock	**	121,038
	Jardine Matheson Holdings	Common Stock	**	169,008
	JDS Uniphase Corp	Common Stock	**	130,350
	Jetblue Airways Corp	Common Stock	**	888,350
	JM Smucker Co.	Common Stock	**	90,279
	Johnson & Johnson	Common Stock	**	1,796,395
	Johnson Controls Inc	Common Stock	**	231,540
*	JP Morgan Chase & Co	Common Stock	**	4,592,034
	Juniper Networks Inc	Common Stock	**	309,905
	Kellogg Co.	Common Stock	**	340,480
	Keycorp New	Common Stock	**	106,005
	Kimberley Clark Corporation	Common Stock	**	477,825
	Kimco Realty Corp.	Common Stock	**	47,355
	Kla-Tencor Corp.	Common Stock	**	75,936
	Knot Inc	Common Stock	**	96,924
	Kohls Corp	Common Stock	**	1,086,690
	Korn Ferry International	Common Stock	**	167,475
	Kraft Foods Inc	Common Stock	**	404,438
	Kroger Co	Common Stock	**	424,971
	Lamar Advertising Co Class A	Common Stock	**	52,853
	Las Vegas Sands Corp.	Common Stock	**	304,776
	Lazard Ltd	Common Stock	**	796,535
	Lear Corp.	Common Stock	**	547,884
	Lennar Corporation Class A	Common Stock	**	40,864
	LG Display Co., Ltd.	Common Stock	**	189,616
	Liberty Global Inc	Common Stock	**	991,619
	Liberty Media — Interactive	Common Stock	**	133,332
	Life Technologies Corp.	Common Stock	**	396,948
	Life Time Fitness Inc	Common Stock	**	354,006

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Limited Brands, Inc.	Common Stock	**	423,280
	Lincoln National Corp	Common Stock	**	79,616
	Linde AG	Common Stock	**	72,182
	Lockheed Martin Corp.	Common Stock	**	421,960
	Loews Corp	Common Stock	**	138,130
	Lonmin PLC	Common Stock	**	158,175
	Lonza Group AG, Zuerich	Common Stock	**	112,987
	Lowes Cos Inc.	Common Stock	**	1,494,855
	Macy’s Inc	Common Stock	**	713,138
	Makita Corp	Common Stock	**	136,205
	Manhattan Associates Inc	Common Stock	**	209,662
	Marketaxess Holdings, Inc.	Common Stock	**	117,107
	Marriott International Inc Class A	Common Stock	**	294,545
	Marsh & McLennan Cos Inc	Common Stock	**	841,248
	Marshall & Ilsley Corp	Common Stock	**	101,904
	Marvell Technology Group	Common Stock	**	921,300
	Masco Corp	Common Stock	**	422,586
	Masset Energy Corp.	Common Stock	**	42,010
	MasterCard Inc Class A	Common Stock	**	1,312,665
	Mcafee, Inc.	Common Stock	**	316,446
	McDermott International Inc	Common Stock	**	62,426
	McDonalds Corp	Common Stock	**	805,476
	McGraw-Hill Companies Inc	Common Stock	**	110,583
	McKesson Corp	Common Stock	**	168,750
	Medco Health Solutions Inc	Common Stock	**	1,247,523
	Medics Pharmaceutical Corp Class A	Common Stock	**	204,228
	Medtronic Inc	Common Stock	**	826,824
	Memc Electronic Materials Inc	Common Stock	**	29,964
	Merck & Co Inc	Common Stock	**	3,969,376

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	MetLife Inc	Common Stock	**	649,026
	Metropcs Communications Inc	Common Stock	**	86,982
	MGM Mirage Inc	Common Stock	**	208,045
	Micron Technology Inc.	Common Stock	**	155,232
	Microsoft Corp	Common Stock	**	2,674,888
	MKS Instruments Inc	Common Stock	**	289,006
	Monsanto Co	Common Stock	**	997,350
	Monster Worldwide Inc	Common Stock	**	232,290
	Moodys Corp	Common Stock	**	96,480
	Morgan Stanley	Common Stock	**	2,163,464
	Morningstar, Inc.	Common Stock	**	131,727
	Motorola Inc	Common Stock	**	1,367,933
	MSCI, Inc.	Common Stock	**	6,360
	MTU Aero Engines Holding	Common Stock	**	180,059
	Murata Manufacturing Co. JPY ORDS	Common Stock	**	108,706
	Murphy Oil Corp.	Common Stock	**	373,980
	Mylan Labs, Inc.	Common Stock	**	610,033
	Nalco Holding Co	Common Stock	**	693,872
	National Instruments Corp	Common Stock	**	175,964
	National Semiconductor Corp	Common Stock	**	233,472
	Navigant Consulting Co	Common Stock	**	172,376
	Netapp, Inc.	Common Stock	**	110,048
	Neustar Inc.	Common Stock	**	220,032
	Newfield Exploration Company	Common Stock	**	1,639,820
	Newmont Mining	Common Stock	**	1,471,341
	News Corp	Common Stock	**	2,378,774
	Nexen, Inc.	Common Stock	**	710,721
	NII Holdings	Common Stock	**	60,444
	Nike Inc Class B	Common Stock	**	230,584
	Nisource Inc	Common Stock	**	38,450

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Nokia Corp	Sponsored ADR	**	957,325
	Norfolk Southern Corp	Common Stock	**	178,752
	Norsk Hydro ASA	Common Stock	**	118,141
	Northern Trust Corp	Common Stock	**	209,600
	Northrop Grumman Corp	Common Stock	**	1,267,795
	Novartis AG	Sponsored ADR	**	707,590
	Novartis AG	Common Stock	**	174,897
	NRG Energy Inc.	Common Stock	**	1,475,625
	NSK Ltd.	Common Stock	**	204,062
	Nucor Corp	Common Stock	**	172,605
	Nvidia Corp	Common Stock	**	648,850
	NVR, Inc.	Common Stock	**	781,781
	NYSE Euronext, Inc.	Common Stock	**	98,670
	Occidental Petroleum Corp	Common Stock	**	1,493,586
	Office Depot, Inc.	Common Stock	**	508,905
	Omnicom Group	Common Stock	**	180,090
	Osaka Securities Exchnage Co., Ltd.	Common Stock	**	137,999
	Oxford Industries Inc	Common Stock	**	125,631
	PF Chang’s China Bistro Inc	Common Stock	**	423,644
	Paccar, Inc.	Common Stock	**	286,533
	Panera Bread Company Class A	Common Stock	**	252,812
	Paychex Inc.	Common Stock	**	76,600
	Peabody Energy Corporation	Common Stock	**	203,445
	Penney J C Inc.	Common Stock	**	649,284
	Pepco Holdings, Inc.	Common Stock	**	92,675
	Pepsi Bottling Group Inc.	Common Stock	**	67,500
	PepsiCo Inc.	Common Stock	**	1,844,672
	Persimmon 10P	Common Stock	**	130,406
	Pfizer Inc	Common Stock	**	5,546,621
	Pharmaceutical Product Development, Inc.	Common Stock	**	148,258

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Philip Morris International In	Common Stock	**	1,150,777
	Pinnacle Entertainment Co.	Common Stock	*8	1,072,212
	Pinnacle West Cap Corp	Common Stock	**	76,818
	PNC Financial Services Group	Common Stock	**	168,928
	Posco	Sponsored ADR	**	170,430
	Potash Corp of Saskatchewan	Common Stock	**	314,650
	PPL Corporation	Common Stock	**	239,094
	Praxair Inc	Common Stock	**	399,141
	Precision Castparts Corp	Common Stock	**	220,700
	Priceline.Com, Inc.	Common Stock	**	786,600
	Privatebancorp Inc	Common Stock	**	12,110
	Procter & Gamble Co	Common Stock	**	2,465,095
	Progress Energy	Common Stock	**	41,010
	Prudential Financial Inc	Common Stock	**	298,560
	PSS World Medical Inc	Common Stock	**	167,582
	Public Service Enterprise Group Inc	Common Stock	**	126,350
	Publicis Eur	Common Stock	**	147,204
	Pulte Homes, Inc.	Common Stock	**	353,000
	Qualcomm Inc	Common Stock	**	915,023
	Quanta Services Inc	Common Stock	**	31,260
	Range Res Corp	Common Stock	**	114,655
	Raytheon Co	Common Stock	**	156,621
	Red Hat Inc	Common Stock	**	222,480
	Regions Financial Corp.	Common Stock	**	234,347
	Republic Services Inc Class A	Common Stock	**	1,664,486
	Rhoen Klinikum AG	Common Stock	**	137,958
	Ricoh Company Ltd.	Common Stock	**	112,917
	Robert Half International Inc	Common Stock	**	37,422
	Roche Hldgs Ag Genussscheine	Common Stock	**	159,857
	Rockwell Automation, Inc.	Common Stock	**	295,974

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Rockwell Collins Inc	Common Stock	**	66,432
	Royal Dutch Shell PLC Eur A SHS	Common Stock	**	240,316
	RRI Energy	Common Stock	**	320,320
	RSC Holdings Inc.	Common Stock	**	751,872
	Ryland Group Inc	Common Stock	**	823,460
	SAIC, Inc.	Common Stock	**	827,678
	Sandisk Corp. Com	Common Stock	**	86,970
	Schlumberger Ltd	Common Stock	**	2,213,710
	Schwab Charles Corp	Common Stock	**	1,289,170
	Sempra Energy	Common Stock	**	156,744
	Semtech Corp	Common Stock	**	298,526
	Shanghai Electric Group Co.	Common Stock	**	98,153
	Sherwin Williams Co	Common Stock	**	123,300
	Shire PLC	Common Stock	**	1,209,220
	Siemens AG	Common Stock	**	212,415
	Sigma Aldrich Corp	Common Stock	**	35,371
	Simon Property Group Inc	Common Stock	**	388,067
	SLM Corp	Common Stock	**	114,954
	Smith Intl Inc. Com	Common Stock	**	133,133
	Smithfield Foods, Inc.	Common Stock	**	334,180
	Southwest Airlines Co	Common Stock	**	133,731
	Southwestern Energy Co.	Common Stock	**	351,860
	Spectra Energy Corp.	Common Stock	**	274,834
	Sprint Nextel Corp	Common Stock	**	1,748,748
	SPX Corp.	Common Stock	**	322,730
	St Jude Medical Inc	Common Stock	**	202,290
	Stanley Works	Common Stock	**	61,812
	Starbucks Corp	Common Stock	**	802,488
	Starwood Hotels and Resorts Worldwide	Common Stock	**	62,169
	State Street Corp	Common Stock	**	296,507

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Statoil ASA	Common Stock	**	113,297
	Steel Dynamics, Inc.	Common Stock	**	396,928
	Stericycle Inc Com	Common Stock	**	154,476
	Stryker Corp	Common Stock	**	206,517
	Sumitomo Mitsui Financial Group	Common Stock	**	88,077
	Suncor Energy, Inc.	Common Stock	**	1,020,459
	Sunoco Inc	Common Stock	**	843,030
	SunTrust Banks	Common Stock	**	111,595
	Supervalu Inc	Common Stock	**	613,893
	Symantec Corp	Common Stock	**	2,116,387
	Symrise AG	Common Stock	**	49,499
	Sysco Corp	Common Stock	**	223,799
	TD Ameritrade Holding Corp.	Common Stock	**	96,900
	Teco Energy Inc	Common Stock	**	145,980
	Telestra Corporation Ltd	Common Stock	**	195,603
	Tenet Healthcare Corp.	Common Stock	**	84,623
	Teva Pharmaceutical Industries	Sponsored ADR	**	179,776
	Texas Instruments Inc.	Common Stock	**	41,696
	Textron, Inc.	Common Stock	**	329,175
	The DirectTV Group	Common Stock	**	103,385
	The Nasdaq OMX Group, Inc.	Common Stock	**	31,712
	Thermo Fisher Scientific Inc.	Common Stock	**	1,889,859
	Ticketmaster Entertainment Inc.	Common Stock	**	705,705
	Time Warner Cable Inc.	Common Stock	**	2,814,603
	Time Warner, Inc.	Common Stock	**	2,307,567
	Tokyo Gas Co.	Common Stock	**	159,407
	Transocean Ltd.	Common Stock	**	215,280
	Travelers Companies, Inc.	Common Stock	**	2,333,946
	Trimble NAV Ltd.	Common Stock	**	49,140
	Tyco Electronics Ltd.	Common Stock	**	1,960,686

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Tyson Foods Inc. CL A DEL	Common Stock	**	587,733
	UBS AG	Common Stock	**	16
	Unilever NV Eur	Common Stock	**	117,505
	Unilvever NV Eur	Common Stock	**	75,138
	Union Pacific Corp.	Common Stock	**	407,682
	United Parcel Service	Common Stock	**	545,015
	United STS Stl Corp	Common Stock	**	198,432
	United Technologies Corp.	Common Stock	**	819,732
	UnitedHealth Group Inc	Common Stock	**	574,852
	Universal Technical Institute, Inc.	Common Stock	**	132,310
	Unum Group	Common Stock	**	329,888
	US Bancorp Del	Common Stock	**	1,512,672
	Valero Energy Corp.	Common Stock	**	1,309,013
	Validus Holdings, Ltd.	Common Stock	**	719,298
	Valmont Industries, Inc.	Common Stock	**	92,179
	VCA Antech, Inc.	Common Stock	**	17,444
	Verisign Inc.	Common Stock	**	1,209,576
	Verizon Communications	Common Stock	**	39,756
	Vertex Pharmaceuticals, Inc.	Common Stock	**	81,415
	Viacom Inc	Common Stock	**	1,127,778
	Visa Inc. Class A Shrs	Common Stock	**	1,484,634
	Viterra, Inc.	Common Stock	**	114,861
	Vivendi	Common Stock	**	678,300
	Vodafone Group Plc	Common Stock	**	136,680
	Vodafone Group Plc NEW	Common Stock	**	667,301
	Vulcan Materials Co.	Common Stock	**	163,277
	Waddell & Reed Financial Inc.	Common Stock	**	332,886
	Wal Mart Stores Inc	Common Stock	**	2,617,446
	Walgreen Co.	Common Stock	**	396,943

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Walt Disney Co.	Common Stock	**	655,965
	Warner Music Group Corp.	Common Stock	**	616,940
	Waters Corp	Common Stock	**	105,332
	Watson Pharmaceuticals Inc	Common Stock	**	1,354,662
	Weight Watchers Intl. Inc.	Common Stock	**	784,404
	Wellpoint, Inc.	Common Stock	**	419,105
*	Wells Fargo & Co.	Common Stock	**	3,978,110
	Western Digital	Common Stock	**	997,790
	Western Union	Common Stock	**	190,385
	Weyerhaeuser Co.	Common Stock	**	173,854
	Whole Foods Mkt. Inc.	Common Stock	**	419,985
	Williams Cos Inc.	Common Stock	**	250,852
	WMS Inds. Inc.	Common Stock	**	480,000
	Wright Medical Group Inc.	Common Stock	**	175,288
	Wynn Resorts Ltd	Common Stock	**	52,407
	Xcel Energy Inc.	Common Stock	**	31,845
	XL Capital Ltd	Common Stock	**	947,661
	XTO Energy Inc.	Common Stock	**	439,104
	Yahoo, Inc.	Common Stock	**	124,172
	Yamada Denki Co.	Common Stock	**	137,176
	Yue Yuen Industrial	Common Stock	**	112,296
	Yum Brands	Common Stock	**	213,317
	Intech Institutional Large Cap	Common Collective Trust	**	29,048,281
	JPMCB Long-Term Bond Fund	Common Collective Trust	**	53,886,134
	JPMCB Smart Index Fund	Common Collective Trust	**	102,968,326
	JPMCB Smart Retirement 2010 Fund	Common Collective Trust	**	17,752,699
	JPMCB Smart Retirement 2015 Fund	Common Collective Trust	**	27,533,855
	JPMCB Smart Retirement 2020 Fund	Common Collective Trust	**	44,451,520
	JPMCB Smart Retirement 2025 Fund	Common Collective Trust	**	8,529,409
	JPMCB Smart Retirement 2030 Fund	Common Collective Trust	**	32,150,152

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	JPMCB Smart Retirement 2035 Fund	Common Collective Trust	**	6,142,926
	JPMCB Smart Retirement 2040 Fund	Common Collective Trust	**	3,794,790
	JPMCB Smart Retirement 2045 Fund	Common Collective Trust	**	2,781,897
	JPMCB Smart Retirement 2050 Fund	Common Collective Trust	**	1,975,465
	JPMCB Smart Retirement Income Fund	Common Collective Trust	**	11,064,688
	State Street Global Advisors	Common Collective Trust	**	11,685,277
	Pyramid Short Managed Maturing Fund	Guaranteed Investment Contract	**	117,026,184
	Pyramid Intermediate Managed Maturing Fund	Guaranteed Investment Contract	**	115,087,908
	Pyramid Enhanced Intermediate Fixed Income Fund	Guaranteed Investment Contract	**	308,210,309
	American Century Small Companies	Registered Investment Company	**	41,851,230
	American New Perspective Fund	Registered Investment Company	**	140,963,668
	Ishares Russell 2000 Value Index	Registered Investment Company	**	4,372,037
	JP Morgan U. S. Large Cap Core Plus-S	Registered Investment Company	**	6,603,025
	Bank of America	Bank Investment Contract Interest 3.76% Guaranteed Investment Contract	**	860,084
	Jackson National Life Insurance CO.	Insurance Company General Account Interest 5.16% Traditional Guaranteed Investment Contract	**	4,453,443
	Monumental Life Insurance Co.	Insurance Company General Account Interest 3.10% Traditional Guaranteed Investment Contract	**	142,609
	JP Morgan Chase Bank	Bank Investment Contract Interest 3.05% Guaranteed Investment Contract	**	116,116
	Fwd Stl 01/20/10 AUD/USD Long AUD	Forward Contract — Australian Dollar	**	4,735,474
	Fwd Stl 01/20/10 AUD/USD Short USD	Forward Contract — US Dollar		(4,771,316)
	Fwd Stl 01/20/10 CAD/USD Long CAD	Forward Contract — Canadian Dollar	**	318,601
	Fwd Stl 01/20/10 CAD/USD Short USD	Forward Contract — US Dollar		(315,966)
	Fwd Stl 01/20/10 CHF/USD Long CHF	Forward Contract — Swiss Francs	**	5,037,580
	Fwd Stl 01/20/10 CHF/USD Short USD	Forward Contract — US Dollar	**	(5,042,953)
	Fwd Stl 01/20/10 GBP/USD Long GBP	Forward Contract — British Pound Sterling	**	25,836

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2009

	(b) Identity of Issuer, Borrower,	(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Fwd Stl 01/20/10 GBP/USD Short USD	Forward Contract — US Dollar	**	(25,972)
	Fwd Stl 01/20/10 NOK/USD Long NOK	Forward Contract — Norwegian Krone	**	786,392
	Fwd Stl 01/20/10 NOK/USD Short USD	Forward Contract — US Dollar	**	(781,918)
	Fwd Stl 01/20/10 NZD/USD Long NZD	Forward Contract — New Zealand Dollar	**	1,028,387
	Fwd Stl 01/20/10 NZD/USD Short USD	Forward Contract — US Dollar	**	(1,019,668)
	Fwd Stl 01/20/10 SEK/USD Long SEK	Forward Contract — Swedish Krona	**	654,108
	Fwd Stl 01/20/10 SEK/USD Short USD	Forward Contract — US Dollar	**	(656,960)
	Fwd Stl 01/20/10 USD/CAD Long USD	Forward Contract — US Dollar	**	595,854
	Fwd Stl 01/20/10 USD/CAD Short CAD	Forward Contract — Canadian Dollar	**	(604,770)
	Fwd Stl 01/20/10 USD/CHF Long USD	Forward Contract — US Dollar	**	3,590,120
	Fwd Stl 01/20/10 USD/CHF Short CHF	Forward Contract — Swiss Francs	**	(3,643,466)
	Fwd Stl 01/20/10 USD/EUR Long USD	Forward Contract — US Dollar	**	7,088,918
	Fwd Stl 01/20/10 USD/EUR Short EUR	Forward Contract — Euro	**	(6,982,880)
	Fwd Stl 01/20/10 USD/GBP Long USD	Forward Contract — US Dollar	**	756,623
	Fwd Stl 01/20/10 USD/GBP Short GBP	Forward Contract — British Pound Sterling	**	(763,764)
	Fwd Stl 01/20/10 USD/JPY Long USD	Forward Contract — US Dollar	**	2,991,008
	Fwd Stl 01/20/10 USD/JPY Short JPY	Forward Contract — Japanese Yen	**	(2,891,898)
	Fwd Stl 01/20/10 USDSEK Long USD	Forward Contract — US Dollar	**	172,241
	Fwd Stl 01/20/10 USD/SEK Short SEK	Forward Contract — Swedish Krona	**	(176,203)
	ITT Brokerage Window	Other	**	8,382,942
	ITT Participant Loans	The Loan interest rate ranges varied from 5% — 10.5%, with scheduled maturity dates from 1/5/09 — 10/31/2028	**	27,961,382

	TOTAL			2,102,711,623

*	Party-in-interest to the Plan

**	Cost information is not required for participant directed investments and, therefore, is not included.